Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 5 DATED JANUARY 5, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated September 29, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2023, as previously amended or supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2023 metrics of the Company.

Certain 2023 Company Metrics

As of December 31, 2023, the Company announces the following metrics:

•	The Company has approximately 285,000 active investor accounts on the Fundrise Platform.
•	The Company has approximately $2.87 billion in equity assets under management in the Fundrise Investment Products.
•	Investor accounts on the Fundrise Platform total more than $361 million in net dividends earned from the Fundrise Investment Products.
•	The Company has approximately 2.1 million active users on the Fundrise Platform.